NYSE
AN ICE EXCHANGE

October 17, 2025

Mr. Christopher Crawford
Office of the Comptroller of the Currency
Chief Counsel's Office
400 7th St. SW
Washington, DC 20219

Dear Mr. Crawford,

The New York Stock Exchange certifies its approval for listing and registration of the Bifurcated Option Note Unit SecuritiES[SM] of Flagstar Bank, National Association, under the Exchange Act of 1934.

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com